LEE ENTERPRISES, INCORPORATED

                         PART I.  EXHIBIT "A"

               Computation of Earnings Per Common Share
                (In Thousands Except Per Share Amounts)

                                                  Three Months Ended
                                                      December 31,
                                                    1994        1993
                                                      (Unaudited)

Net income applicable to common shares            $ 16,826    $ 13,317

Shares:
  Weighted average common shares outstanding        22,609      23,103
  Dilutive effect of certain stock options             299         359
  Average common shares outstanding as adjusted     22,908      23,462

Earnings per common share                         $    .73    $    .57